Exhibit 99.1

Secoo Holding Limited

Announces its Preliminary Unaudited Results for the Third Quarter Ended September 30, 2017

BEIJING, November 1, 2017 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its preliminary unaudited financial results for its third quarter ended September 30, 2017.

Based on currently available information to the Company, for the third quarter ended September 30, 2017, the Company now estimates its preliminary unaudited financial results to be as follows:

•                  Gross merchandise volume (“GMV”)1 for the third quarter to be in the range of RMB1,380 million (US$207.4 million) 2 to RMB1,390 million (US$208.9 million) as compared to RMB843 million in the third quarter of 2016, an increase of approximately 64 % to 65%.

•                  Total net revenues to be in the range of RMB970 million (US$145.8 million) to RMB980 million (US$147.3 million) as compared to RMB681 million in the third quarter of 2016, an increase of approximately 42 % to 44%.

•                  Net income to be in the range of RMB30 million (US$4.5 million) to RMB34 million (US$5.1 million) as compared to RMB3.4 million in the third quarter of 2016, an increase of approximately 782 % to 900%.

•                  Non-GAAP* net income to be in the range of RMB35 million (US$5.3 million) to RMB39 million (US$5.9 million), an increase of approximately 929% to 1047% from the third quarter of 2016.

* Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses.

“Our preliminary unaudited financial results for the third quarter met our expectation,” said Mr. Richard Rixue Li, Chairman of the Board of Directors and Chief Executive Officer of Secoo. “We continue to enjoy our leading position in the upscale products and services market in China by reporting another quarter of solid revenue and net income growth.”

The above preliminary unaudited financial results remain subject to the completion of the company’s customary quarterly review procedures. Adjustments may arise between the date of this press release and the date on which the Company announces its unaudited financial results for its third quarter of 2017.

Management Share Purchase

Today, on November 1, 2017, Secoo also announced a proposed share repurchase plan by its founder, Chairman and Chief Executive Officer, Mr. Richard Rixue Li, of the Company. Mr. Li intends to purchase Secoo’s ADSs on the open market following the public release of the Company’s third quarter 2017 unaudited financial results, in accordance with applicable U.S. securities law and rules promulgated thereunder, for up to an aggregate of US$5.0 million within one year.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 stock keeping units and covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit ir.secoo.com

1  GMV for a given period is to the total value of all orders of products and services, excluding the value of whole car sales, placed on the Company’s online platform and in the Company’s offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled.

2  This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6533 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of September 29, 2017.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com